

07002285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navy Federal Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Electric Ave
(No. and Street)

Vienna (City) VA (State) 22180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia Kirk 703-206-1304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd (Address) McLean (City) VA (State) 22102 (Zip Code)

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Cynthia Kirk____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Navy Federal Brokerage Services, LLC____________________, as of ________16 February____________________, 2007_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

____________Chief Financial Officer_______
Title

Notary Public

My Commission Expires
August 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC

Financial of Financial Condition
December 31, 2006



PROCESSING
SECTION

Navy Federal Brokerage Services, LLC
Index
December 31, 2006

Page(s)

Financial Statements



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To Board of Managers of
Navy Federal Brokerage Services, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's interest and cash flows present fairly, in all material respects, the financial position of Navy Federal Brokerage Services, LLC (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2007

Navy Federal Brokerage Services, LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	266,316
Deposit with clearing organization	25,629
Receivables from broker dealer and clearing organizations	196,385
Due from affiliate	353
Prepaid expenses	102,237
Total Assets	$ 590,920
Liabilities:	
Due to affiliate	221,651
Accounts payable	2,347
Other liabilities	23
Total Liabilities	224,021
Member's Interest:	
Member's interest	500,000
Retained deficit	(133,101)
Total Member's Interest	366,899
Total Liabilities and Member's Interest	$ 590,920

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Navy Federal Brokerage Services, LLC (the "Company") is a wholly owned subsidiary of Navy Federal Financial Group, LLC (NFFG), which is a wholly owned subsidiary of Navy Federal Credit Union (NFCU). NFCU is a federally chartered credit union domiciled in Virginia. The Company was licensed in the state of Virginia to do business in September 2005, and is registered as an introducing broker-dealer. The Company's membership with the National Association of Securities Dealer, Inc. (NASD) was approved in May 2006 and it began sales and trading operations in July 2006.

The Company is a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Services are primarily provided to credit union members. The Company executes exchange listed and over the counter securities transactions on an agency capacity and clears on a fully disclosed basis through Pershing LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

NFBS prepares its financials statements on the accrual basis of accounting in accordance with generally accepted accounting principles of the United States. Consequently, revenue is recognized when earned and expensed when incurred.

Cash and Cash Equivalents

Cash equivalents include a money market savings account which is payable on demand held at Wachovia Bank N.A. and the clearing deposit held at the Company's clearing broker.

Receivables from broker dealer and clearing organizations

Receivables include funds due from CUNA Brokerage Services, Inc (CBSI) which represents cash balances, commissions and interest receivable from the Company's clearing broker less any fees that CBSI charges for the services they provide. CBSI, which is also an introducing broker/dealer, provides back office support for NFBS through a tri-party agreement. The Company is subject to credit risk should the clearing broker or CBSI be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by either of these counterparties. The carrying value approximates the fair value as the balance is short term. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the Clearing Brokers and all counterparties with which it conducts business.

Revenue and expenses
Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' security transactions are reported on a settlement date basis. Commissions are recorded as earned on a trade date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commission earned on customer's investment in mutual funds and insurance investment products are recorded on an accrual basis and are included in commission income.

Management fees are paid directly to Navy Federal Financial Group (the 'parent') for sales, marketing and administrative services.

Income Taxes
Navy Federal Brokerage Services is a wholly owned limited liability Company and is considered a disregarded entity for federal tax purposes.

Use of Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Guarantor's Accounting and Disclosure for Guarantees

The Financial Accounting Standard Board issued interpretations No. 45 Guarantor's Accounting and Disclosure for Guarantees, requires the Company to disclosure information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that confirm a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of loss to be remote.

4. Related Party Transactions

The Company contracts with NFFG to pay 90% of their gross revenue from commissions and fees to provide sales, marketing and administrative services. This contract is month-to-month with a 30 day right to cancel by either party. Total expenses incurred for the aforementioned services with NFFG totaled approximately $2,722,318 for the year ended December 31, 2006.

Included in the organizations account receivable as of December 31, 2006 is an amount due from NFFG of $353. Included in accounts payable as of December 31, 2006, is an amount due to NFFG of approximately $221,651.

5. Regulatory Requirements

As a broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At December 31, 2006, the Company had net capital of $260,662 which was $210,662 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .86 to 1 at December 31, 2006.

The Company is exempt under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).


END